EXHIBIT 99.1

FirstService Completes Sale of Field Asset Services to Assurant

Proceeds to be Reinvested in Colliers International, FirstService Residential and FirstService Brands

TORONTO, Oct. 1, 2013 (GLOBE NEWSWIRE) -- FirstService Corporation (Nasdaq:FSRV) (TSX:FSV) ("FirstService") today announced that it has completed the sale of its Field Asset Services business ("FAS") to Assurant, Inc. ("Assurant"). Under the terms of the deal, Assurant has acquired 100% of the equity of FAS from FirstService for $55 million in cash. Proceeds from the sale, combined with existing financial resources, will provide FirstService with more than US$200 million of capital for future growth.

"Investing in FAS in 2007 was very fortuitous for FirstService shareholders", said Jay Hennick, Founder and Chief Executive Officer of FirstService. "The strong cash flow generated during the US housing and financial crisis proved to be counter-cyclical to our commercial real estate operations. FAS provided the firepower needed to strategically invest not only in its own operations, but also to make a significant, strategic investment in Colliers International at the perfect time in the economic cycle. Today, Colliers International is one of the top three global players in commercial real estate with multiple opportunities for growth in more than 62 countries around the world."

"While FAS is well-positioned for future growth, with the recent changes and evolving future playing out in the US residential mortgage market, industry participants require a more comprehensive suite of services and substantial capital resources to compete successfully. Assurant will provide all of this and more, enabling FirstService and FAS to have a seamless transition in ownership, with the confidence that FAS will better realize its potential as part of a leading insurance company and services provider to the US residential mortgage industry", he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate services; FirstService Residential, North America's largest manager of residential communities; and the Property Services division, one of North America's largest providers of essential property services delivered through company-owned operations and franchise systems.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Forward-Looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for FirstService's services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in FirstService's Annual Information Form for the year ended December 31, 2012 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, FirstService undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500